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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                        (AMENDMENT NO._______________ )*


                                Autoweb.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053331 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 18, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages
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CUSIP NO.       053331 10 4            13G             PAGE     2  OF  5  PAGES
                                                              -----  -----
-----------------------------                          -------------------------


--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Lycos, Inc.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a)   [ ]
                                                           (b)   [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                3,035,025 shares
        NUMBER OF         ------------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                0
          EACH            ------------------------------------------------------
       REPORTING           7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  3,035,025 shares
                          ------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,035,025 shares
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)   [ ]


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.3%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------


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-----------------------------                          -------------------------
CUSIP NO.       053331 10 4            13G             PAGE     3  OF  5  PAGES
                                                              -----  -----
-----------------------------                          -------------------------


                                  SCHEDULE 13G


Item 1(a).        NAME OF ISSUER:  Autoweb.com, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  3270 Jay Street, Building 6, Santa Clara, CA 95054.

Item 2(a).        NAMES OF PERSONS FILING:  Lycos, Inc.

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of Lycos, Inc. is 400-2 Totten Pond Road, Waltham, Massachusetts 02451

Item 2(c). CITIZENSHIP: Lycos, Inc. is a corporation organized under the laws of the State of Delaware.

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $.001 par value per share.

Item 2(e).        CUSIP NUMBER:  053331 10 4
                  ------------

Item 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable.

Item 4.           OWNERSHIP.

                  (a)   Amount Beneficially Owned:

                        As of April 18, 2000, Lycos, Inc. was the record holder of 3,035,025 shares of Common Stock (the "Record Shares").


                  (b) Percent of Class:

                               Lycos, Inc. 10.3%

      The foregoing percentages are calculated based on 26,385,376 shares of Common Stock reported to be outstanding by American Securities Transfer & Trust, Inc., transfer agent to Autoweb.com, Inc., as of April 18, 2000.

                  (c) Number of shares as to which such person has:

                        (i)    sole power to vote or to direct the vote:

                               3,035,025 shares

                        (ii)   shared power to vote or to direct the vote:


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-----------------------------                          -------------------------
CUSIP NO.       053331 10 4            13G             PAGE     4  OF  5  PAGES
                                                              -----  -----
-----------------------------                          -------------------------



                               0

                        (iii) sole power to dispose or direct the disposition of:

                                    3,035,025 shares

                        (iv) shared power to dispose or direct the disposition of:

                               0


Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable. The reporting person expressly disclaims membership in a "group" as defined in Rule 13d-1(b)(ii)(J).

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

Item 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO.       053331 10 4            13G             PAGE     5  OF  5  PAGES
                                                              -----  -----
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                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   April 21, 2000


LYCOS, INC.

By:   THOMAS E. GUILFOILE
   ----------------------------------------
Name:        Thomas E. Guilfoile
  Title:     VP Finance & Admin.





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